                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO.     1   )*
                                          ---------

                        AFFILIATED MANAGERS GROUP, INC.
      -----------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
      -----------------------------------------------------------------
                        (Title of Class of Securities)

                                  008252108
                         ----------------------------
                                (CUSIP Number)

Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  008252108
          -----------
                                     13G
________________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             State of Wisconsin Investment Board
                 39-6006423
________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)_____
         Not Applicable                                                 (b)_____
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   CITIZENSHIP OR PLACE OF ORGANIZATION

         Madison, Wisconsin
________________________________________________________________________________
               5    SOLE VOTING POWER
  NUMBER OF                        894,500
   SHARES      _________________________________________________________________
BENEFICIALLY   6    SHARED VOTING POWER
  OWNED BY                         Not Applicable
    EACH
  REPORTING    _________________________________________________________________
   PERSON      7    SOLE DISPOSITIVE POWER
    WITH                           894,500
               _________________________________________________________________
               8     SHARED DISPOSITIVE POWER
                                   Not Applicable

________________________________________________________________________________
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          894,500
________________________________________________________________________________
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN
    SHARES *              Not Applicable

________________________________________________________________________________
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                          5.10
________________________________________________________________________________
12  TYPE OF REPORTING PERSON *

           EP (Public Pension Fund)

________________________________________________________________________________

                     * SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  ISSUER
         (a) AFFILIATED MANAGERS GROUP, INC.
         (b) TWO INTERNATIONAL PLACE, 23RD FLOOR
             BOSTON, MA 02110

ITEM 2.  PERSON FILING
         (a) State of Wisconsin Investment Board
         (b) P.O. Box 7842
             Madison, WI 53707
         (c) Wisconsin State Agency
         (d) See cover page
         (e) See cover page

ITEM 3. THIS STATEMENT IS FILED PURSUANT TO 13d-1(b) OR 13d-2(b) AND THE STATE OF WISCONSIN INVESTMENT BOARD IS A GOVERNMENT AGENCY WHICH MANAGES PUBLIC PENSION FUNDS SUBJECT TO PROVISIONS COMPARABLE TO ERISA.

ITEM 4. OWNERSHIP
         (a) See Row 9 on Page 2
         (b) See Row 11 on Page 2
         (c) The State of Wisconsin Investment Board retains sole voting and dispositive power for all shares.

ITEM 5. IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES,
         CHECK THE FOLLOWING ____.

ITEM 6.  NOT APPLICABLE

ITEM 7.  NOT APPLICABLE

ITEM 8.  NOT APPLICABLE

ITEM 9.  NOT APPLICABLE

ITEM 10. CERTIFICATION

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                  SIGNATURE

    After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                January 16, 1999
                                ----------------
                                      Date

                               /S/ George Natzke
                              -------------------
                                   Signature

                     George Natzke, Chief Financial Officer
                     --------------------------------------
                                   Name/Title